
WHOLE FOO
Philosopher
FOODS

INVEST IN **PHILOSOPHER FOODS**

Best nut products on and for the planet: we're scaling regenerative agriculture!

philosopherfoods.com Santa Cruz, CA

Food & Beverage | Consumer Goods | Sustainability

Highlights

1. Top-grossing Wefunder nut butter raise of all time! Top quality: delicious, nutritious, ecological.

2. Sticky users, but won't stick to your mouth: once people try our cult favorites, they don't go back!

3 1st & only Regenerative Organic Certified & Glyphosate Residue Free certified nut butters on market*

4 Our craft nut butters are stone-ground in small batches for enhanced flavor, texture, and nutrition.

5 Top 12 best-selling almond butter in the natural channel nationwide. 1 of 2 brands that's growing!**

6 We grew 36% in 2020, 40% in 2021. DTC grew 170% & 33%

7 Healthy gross margins greater than 45% over past 3 years, spread across a healthy mix of channels.

8 1st & only fermented & dehydrated almond snacks: Gut Nuts! Patent-pending plant protein innovation.

Our Team



Tim Richards Founder, Owner, & CEO / Chief Philosopher Foodie

I'm proud of creating delicious, nutritious, ethical, and ecological nut butters! I love changing the way food is grown and made to be more healthful and regenerative. If you are what you eat, then it makes sense to invest in eating the best!

Our slogan is Know Thy Foods. We believe that if you are what you eat, then to be the best you, you need the best food. I didn't know that my Standard American Diet was harming me with copious amounts of agricultural chemicals, preservatives, dyes, and sweeteners. I want to help people critically think about their food choices so they thrive.



Sam Shisler National Director of Sales

Partner at M.R. Sales - Private Label Food Brokerage to Kroger National Sales

Manager for Alter Eco Foods National Sales Manager for Terrafertil/Essential Living Foods Director of Sales West for Food Story Brands VP of Sales for Green Spoon Sales



Elliot Begoun Strategic Advisor

Founding Member, The Angel Group Founder, Brand Champion - TIG Brands Board Member, The Good Crisp Company Board Member, Grace's Goodness Organics Board Member, Stratia Skincare



Edouard Rollet Strategic Advisor

Co-founder and Co-CEO - Alter Eco Foods Board Member - One Step Closer to Organic Sustainable Community (OSC2) Partner - Pure Planet Co-founder - Talking Stick "Building Capacity to Maximize Impact"

Haley Walsh Director of Western Sales

Mandy Cassell Farmer's Market and Events Manager

Helped us launch an epic debut at our first ever Expo West show in 2022, despite having never attended Expo West!



Chelsea Marie Social Media and Marketing Coordinator

Mother, artist, and foodie with degrees in Environmental Studies and Holistic Health

Clayton Carlisle Director of Central Sales

Kristine Arrambide Inside Sales Manager



Lale Kaya Sales Coordinator

Jose Banuelos Warehouse and Fulfillment Lead

Our deck

At Philosopher Foods®, our slogan is Know Thy Foods®.

Growing up, our founder Tim didn't know that his Standard American Diet was harming him with toxic agricultural chemicals, preservatives, dyes, additives, and sweeteners.

By 16, he was overweight, acne-ridden, and depressed, with no idea why he was suffering.

In college, he learned how conventional agriculture and processed food are harming the health of people and the planet. He changed his diet to organic whole foods, which caused him to lose weight, clear up his skin, and feel better!

He started Philosopher Foods to help people critically think about their food choices to ensure that they and the planet flourish.

We believe that if you are what you eat, then knowing your food is knowing yourself.

We believe that to be the best you, you need the best food.

Research shows that the best food requires regenerative farming and healthful craft processing.

We create food that is delicious, nutritious, ethical, and ecological.





Philosopher Foods® exists to promote the flourishing of all Life through delicious, nutritious, ethical, and ecological food and beverage products from regenerative agriculture.

Our line of craft nut butters and Gut Nuts™ fermented snack nuts are Regenerative Organic Certified® and Glyphosate Residue Free certified plant-based proteins.

Our slogan is Know Thy Foods® because we believe that knowing your food is knowing yourself. To be your best self, you need the best food.



BURROUGHS FAMILY FARMS - REGENERATIVE ALMOND ORCHARD, DENAIR, CA

WE SOURCE REGENERATIVE ALMONDS FROM THIS SINGLE FARM

Research confirms this crop has outsized impact potential:

Regenerative almond systems may assist in combatting planetary scale problems:

1. Climate Change
2. Biodiversity Loss
3. Agricultural Pollution
4. Chronic Human Health Problems
5. Declining Rural Communities

WHILE MAKING FARMS 2X MORE PROFITABLE!

THE FIRST & ONLY REGENERATIVE ORGANIC CERTIFIED COCONUT BUTTERS & SPROUTED ALMOND BUTTERS













Philosopher FOODS
SPROUTED ALMOND BUTTER
NAKED CREAMY
6OZ (170g)
Philosopher FOODS
SPROUTED ALMOND BUTTER
NAKED CRUNCHY
6OZ (170g)
Philosopher FOODS
SPROUTED ALMOND BUTTER
CREAMY ALCHEMY
6OZ (170g)
Philosopher FOODS
SPROUTED ALMOND BUTTER
CRUNCHY ALCHEMY
6OZ (170g)
Philosopher FOODS
COCONUT BUTTER
Regenerative Organic Certified
Philosopher FOODS
CHOCOLATE COCONUT BUTTER
Made with Regenerative Organic Certified Coconut
6OZ (170g)

We'll be introducing Regenerative Organic Certified (ROC) almond butters by Q2 2023, which may make us the first CPG company to have an entirely ROC line.

BEST-SELLING CRAFT NUT BUTTERS IN THE NATURAL CHANNEL NATIONWIDE*





- **Stone-ground**: creates enhanced flavors and textures that our consumers prefer.
- **Sprouted:** makes almonds sweeter, more digestible, and more nutritious.
- **Dehydrated:** preserves enzymes, flavor, and nutrition of sprouted almonds.

*According to SPINS data for the 24 weeks ending 10/30/22

GOOD FOR YOUR GUT • POST BIOTIC SNACK



Gut Nuts: Fermented Almonds

We created the world's first fermented and dehydrated almonds!

Experience savory/umami, sour, and salty flavors exploding across your tastebuds with crunchier texture than normal almonds.

Fermented almonds are more digestible, bioavailable, and nutritious, with fewer anti-nutrients, toxins, and agricultural pollutants.

Fermentation of almonds increases B vitamins, phytochemicals, phenols, flavanoids, quercetins and quinic acids, and catechins. It decreases sugars, physic acid, and oxalic acid.

REVIVING & REPLACING KEY TASTES WITH FUNCTIONAL PLANT-BASED PROTEINS





$2.5B, STABLE GROWTH

Shelf Stable Nut & Seed Butters

SPINS data for 52 weeks ending 3/20/22



$11.33B, 4% GROWTH

Fermented foods

SPINS data excluding sales of beer, wine and cheese in 2022

KEY RETAILERS















EREWHON · JIMBO'S · WHOLE FOODS MARKET · LASSENS NATURAL FOODS & VITAMINS · Gelson's · LAZY ACRES natural market · Nugget MARKETS

Philosopher

KEY E-TAILERS







good eggs · THRIVE MARKET · amazon

RECOGNITION

- We're the favorite and recommended coconut butter of Minimalist Baker, an influencer with 2.1 million followers, and we were a 2022 NEXTY finalist for our chocolate version of this.
- Dubbed "the best almond butter in the entire universe" by Neka, founder of Urban Remedy, who brought us into her 7 retail stores. We were a 2021 NEXTY finalist for our plain version of this.
- Winner of the 2023 Mindful Award for **Nut Butter Product of the Year!**
- Gut Nuts are a 2023 NEXTY finalist for Best New Functional Food! They were featured by Food Business News as a "Gut instincts" trend at the show and highlighted as a postbiotic snack.







FINALIST
NEXTY AWARDS
minimalistbaker
PSA: @philosopherfoods makes the best coconut butter of life
This is by far the best almond butter in the entire universe!
Philosopher
SPROUTED ALMOND BUTTER
CRUNCHY ALCHEMY
16OZ (454g)
@philosopherfoods
2023 MINDFUL AWARDS
FINALIST
NEXTY AWARDS
2023 Expo West
FINALIST
NEXTY AWARDS
GUT NUTS

TEAMWORK MAKES THE DREAM WORK



TIM RICHARDS
CEO AND CHIEF PHILOSOPHER
Certified Holistic Health Coach



SAM SHISLER
NATIONAL DIRECTOR OF SALES
Partner at M.R. Sales - Private Label Food Brokerage to Kroger



Philosophy major, published thesis

Environmental activist with history of working in conservation non-profits, including The Wilderness Society

Thomas J. Watson Fellowship 2010-11

Eagle Scout



National Sales Manager for Alter Eco Foods

National Sales Manager for Terrafertil/Essential Living Foods

Director of Sales West for Food Story Brands

VP of Sales for Green Spoon Sales



DAVID GUENDELMAN
CFO

Co-founder of World of Good through their eBay acquisition

CFO advisor to Lotus Foods, Kuli Kuli, and Straus.



EDOUARD ROLLET
STRATEGIC ADVISOR

Co-founder and Co-CEO - Alter Eco Foods

Board Member - One Step Closer to Organic Sustainable Community (OSC2)

Partner - Pure Planet

Co-founder - Talking Stick "Building Capacity to Maximize Impact"



ELLIOT BEGOUN
STRATEGIC ADVISOR - TARDIGRADE PROGRAM

Founding Member, The Angel Group

Founder, Brand Champion - TIG Brands

Board Member, The Good Crisp Company

Board Member, Grace's Goodness Organics

Board Member, Stratia Skincare

We have an experienced team making our dream work with deep sales, finance, and strategic experience in the natural products industry.

RAISING $1M SEED ROUND



$718,002 ALREADY RAISED UNDER THESE TERMS:

Convertible Note:
$6.4M Valuation Cap
5.5% interest
20% discount



Working Capital 14.3%
Key Hires 21.4%
Innovation 7.1%
Sales 28.6%
Marketing 28.6%





Philosopher
SPROUTED ALMOND BUTTER
NAKED CREAMY

$368,002 ALREADY FUNDED VIA WEFUNDER, ANGELS, DR. BRONNER'S
$350K COMMITTED FROM CIENEGA CAPITAL AND SLOW MONEY NORCAL





WE INVITE YOU TO JOIN US IN PROFITABLY SCALING A HEALTHFUL AND REGENERATIVE FOOD SYSTEM!

FOUNDER TIM RICHARDS, PARTNER CHELSEA, AND DAUGHTER RUNA
WITH FARMER BENINA BURROUGHS
BURROUGHS FAMILY FARMS - REGENERATIVE ALMOND ORCHARD, DENAIR, CA

Note: Philosopher Foods is not yet profitable

APPENDIX



Philosopher

DIRECT-TO-CONSUMER DATA


$200 K
$150 K
$100 K
$50 K
$0 K

DTC GROSS SALES 2019 - 2021

- Grew DTC sales 170% YOY in 2020, 33% YOY in 2021
- 2022 Conversion Rate: 6.12%
- Average Order Value $85.67 (up 10%)
- Returning Customer Rate: 49.82% (up 14%)
- No digital marketing dollars spent yet

Philosopher

Don’t forget the brine: a functional probiotic elixir

We soak the almonds in a probiotic brine made up of spring water from the Santa Cruz Mountains, organic date syrup, ancient seabed salt, and select lactic acid bacteria cultures. This makes a smooth, hydrating, and invigorating beverage!

After the bacteria chemically change the almonds to include more beneficial and fewer detrimental compounds, we drain the brine and sell it as Gut Nuts fermented almond brine, teeming with beneficial bacteria and their metabolic compounds.



ALMOND PROBLEMS

A crop in need of regeneration:

- CA almonds are doused with over 40 million pounds of pesticides, herbicides, fungicides, fertilizers, and fumigants every year!
- This is degenerating the health of people, plants, insects, and microorganisms in the soil and worsening climate change.



CONVENTIONAL ALMOND ORCHARD, CA



SOLUTION

Regenerative Ag and Value-Added Processing.

- Regenerative agriculture and craft processing and make for more delicious, nutritious, ethical, and ecological food.
- Philosopher Foods is a platform to scale regenerative agriculture and food knowledge as a Consumer Packaged Goods company.

O'CROWLEY FAMILY FARM, MERCED, CA

KNOW THY FOODS INITIATIVE #1: ALMONDS

We aim to deepen food knowledge through our Know Thy Foods™ initiative. We'll utilize holistic scientific quantification of the virtues of regenerative agriculture and food processing to help transform food economics and market dynamics.



There are over 100,000 food compounds published about in scientific literature. But there are an estimated 10 million total compounds, meaning we only know 1% of the compounds in our food! Knowing more about atoms and distant galaxies than we do about our food is absurd, so we want to change that.



We'll attempt to create a "true nutrition facts" using metabolomics to analyze amino acids, fatty acids, vitamins/minerals, and phenolics (about 200+ nutritional compounds) to expand our understanding of nutrients; anti-nutrients (phytic acid, lectins, oxalic acid, tannins, histamines, etc); toxins (heavy metals, acrylamide, and mycotoxins); processing aids (PPO, pasteurization); and agricultural pollutants (pesticides, herbicides, fungicides, and fumigants). This will allow consumers to holistically compare different almonds and re-orient to favor nutrient density.

We're also aiming to establish ecological impact per ounce - water used, carbon sequestered/emitted, soil and orchard biology preserved/lost, chemicals used/spared, building upon the existing work of the Ecdysis Foundation to apply it to food labels and encourage consumer food decisions to favor ecological benefit.



Our goal is to help people know their food beyond the 13 elements required on

Our goal is to help people know their food beyond the 13 elements required on the Nutrition Facts Panel, which are usually calculated from national averages (not specific to particular foods or food products) and only document the elements in food that you need to survive, but not to thrive.

We'll be working with the Bionutrient Food Association, Ecdysis Foundation, Utah State University, and other non-profits, laboratories, food businesses, farms, and philanthropic funders to holistically quantify nutrient density in almonds.

We'll be researching how farming techniques (conventional, organic, and regenerative) affect nutritional quality in almonds, as do processing techniques (raw, pasteurized, roasted, blanched, sprouted, and fermented).

* "1st & only Regenerative Organic Certified & Glyphosate Residue Free certified nut butters on market." Regarding Glyphosate Residue Free, search here and see no other nut butters. Regarding Regenerative Organic Certified (ROC), there doesn't exist a brand registry, but a farm registry does. To our knowledge, the only other ROC nut butters on the market are from 2 farms that grow almonds and walnuts respectively, but don't appear to have on-label ROC marketing claims yet.

** "Top 12 best-selling almond butter in the natural channel nationwide. 1 of 2 brands that is growing!" Data retrieved from SPINs, which was true as of 52 weeks ending 3/20/22.